

02022317

HB UF 7-8-02 *HP*

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-   11005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2001   AND ENDING   April 30, 2002

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

      Value Line Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

220 East 42nd Street

                                 (No. and Street)

      New York, NY   10017

         (City)   (State)   (Zip Code)

JUN 0 1 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Brecher.   (212) 907-1500

                                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

      Horowitz & Ullmann, P.C.

                      (Name – if individual, state last, first, middle name)

275 Madison Avenue	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

      ☒ Certified Public Accountant

      ☐ Public Accountant

      ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Howard Brecher_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Vlaue Line Securities, Inc._____, as of ___April 30_____, 20 _02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Vice President_____.
Title

_____
Notary Public

DAVID T. HENIGSON
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION NO. 01HE4842052
REGISTRATION EXP. 2/28/2006
NEW YORK COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3). .

HOROWITZ & ULLMANN, P.C.

Certified Public Accountants

275 Madison Avenue
A member of the   New York, NY 10016
AICPA SEC Practice Section   Telephone: (212) 532-3736
New York State Society of CPA's   Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

Report of Independent Accountants

To the Board of Directors and Stockholder
of Value Line Securities, Inc.
New York, NY

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Value Line Securities, Inc. (a wholly owned subsidiary of Value Line, Inc.) at April 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in Supplementary Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horowitz & Ullmann, P.C.

June 27, 2002

VALUE LINE SECURITIES, INC.
(A wholly owned subsidiary of
Value Line, Inc.)

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2002

ASSETS

Cash and cash equivalents	$26,870,040
Securities owned, at market value	181,095
Receivable from brokers	96,996
Other receivables	489,692
Prepaid expenses and other assets	19,275

Total assets	$27,657,098
	==========

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to affiliates	$12,643,883
Accounts payable and accrued liabilities	83,835

Total liabilities	12,727,718
Stockholder's equity:	
Common stock, at stated value of $112 per share:	
2,500 shares authorized, issued and outstanding	280,000
Additional paid-in capital	8,101,912
Retained earnings	6,547,468

Total stockholder's equity	14,929,380

Total liabilities and stockholder's equity	$27,657,098
	==========

See independent auditor's report and accompanying notes to financial statements.